

January 5, 2021

Owen Hughes
President and Chief Executive Officer
Cullinan Oncology, LLC
One Main Street
Suite 520
Cambridge, MA 02142

>   **Re: Cullinan Oncology, LLC**
>   **Amendment No. 2 to Registration Statement on From S-1**
>   **Filed January 4, 2021**
>   **File No. 333-251512**

Dear Mr. Hughes:

   We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Notes to Condensed Consolidated Financial Statements
(13) Subsequent Events, page F-51

1.   You disclose on page F-32 that the board of directors determined that the fair market value of a common stock unit would be $0.61. Please update your disclosure to clarify that the retrospective valuation as of October 30, 2020 increased the fair value of a common unit to $1.16, as well as the extent to which such amounts are pre-split versus post-split. Revise this note or elsewhere in your document as appropriate to quantify the amount of the stock compensation expense you expect to recognize for these equity instruments in 2020.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Gabriela Morales-Rivera